SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  Rule 13d-102

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                             HENLEY HEALTHCARE, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)

                                    42550V107
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                                 (CUSIP Number)

                                November 22, 2000
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             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

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*     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 4 Pages)

                                                               Page 2 of 4 Pages
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Endeavour Capital Investment Fund S.A.
    None
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    The Bahamas
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                  5    SOLE VOTING POWER

                       2,101,400 shares (See Note A )
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          None.
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             2,101,400 shares (See Note A )
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       None.
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,101,400 shares (See Note A )
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    9.99%  (See Note A)
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12  TYPE OF REPORTING PERSON*

    CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1(a).  Name of Issuer.

            HENLEY HEALTHCARE, INC.

Item 1(b).  Address of Issuer's Principal Executive Offices.

            120 Industrial Boulevard
            Sugar Land, Texas 77478

Item 2(a).  Names of Person Filing.

            The Endeavour Capital Investment Fund S.A.

Item 2(b).  Address of Principal Business Office, or if none, Residence.

            Cumberland House
            #27 Cumberland Street
            Nassau, New Providence
            The Bahamas

Item 2(c).  Citizenship.

            The Bahamas

Item 2(d).  Title of Class of Securities.

            Common Stock, $.01 par value per share.

Item 2(e).  CUSIP Number.

            42550V107

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            N/A

                                                               Page 3 of 4 Pages


Item 4.     Ownership.

      (a) Amount beneficially owned by reporting person: 2,101,400 shares (See Note A)
      (b)   Percent of Class: 9.99% (See Note A)
      (c)   Number of shares as to which such person has:

            (i)   Sole power to direct the vote: 2,101,400 shares (See Note A)
            (ii)  Shared power to vote or to direct the vote: none.
            (iii) Sole power to dispose or direct the disposition of the Common
                  Stock: 2,101,400 shares of common stock of the Issuer
                  (See Note A.)
            (iv)  Shared power to dispose or direct the disposition of: none.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                                               Page 4 of 4 Pages


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               January 16, 2001
                                       ----------------------------------
                                                     (Date)

                          ------------------------------------------------------
                             /s/ The Endeavour Capital Investment Fund, S.A.
                                        By: Barry Herman, President


                                         /s/ Barry Herman

                          ------------------------------------------------------
                          ------------------------------------------------------
                                            (Signature)

                                     NOTE A

Based on information provided by the Issuer, there are 21,035,033 shares of the Common Stock of the Issuer outstanding.

Reporting Person currently owns 54,588 shares of the Common Stock of the Issuer.

Reporting Person holds shares of the Issuer's 6% Series D Convertible Preferred Stock having an aggregate stated value of $721,000. Under its terms, the Series D Convertible Preferred Stock is generally convertible into shares of Common Stock of the Issuer, where conversions are effected at a conversion rate (the "Conversion Price") equal to the lower of 1) 80% of the average of the lowest three (3) closing bid prices of a share of Common Stock of the Issuer during the 15 trading days prior to the date ("Conversion Date") on which the Reporting Person submits a conversion notice ("Market Price") or, 2) $1.61. The Series D Convertible Preferred Stock, however, is not currently fully convertible into shares of Common Stock of the Issuer by the holders, because Section 4(E)(2) of Series D's Certificate of Designations restricts the rights of Reporting Person to convert if, as a result of such conversion (but without giving effect to shares issuable upon conversions not yet submitted), the Reporting Person and its affiliates would have actual ownership of more than 9.99% of the outstanding shares of the Common Stock of the Issuer. Were such restriction not applicable, Reporting Person would, based on current market prices of such Common Stock resulting in a Conversion Price of about $.1583 per share, be able to convert its Convertible Preferred Stock into 4,554,643 shares of Common Stock. If dividends on the Series D Preferred Stock through the present were paid (at the option of the Issuer) in Common Stock based on the same Conversion Price, the Reporting Person would receive an additional 118,296 shares of Common Stock.

In addition, the Reporting Person holds five year warrants to purchase 148,000 shares of Common Stock (the "Warrant") at an exercise price of $1.99 per share, and five year warrants to purchase 50,000 shares of Common Stock (the "Warrant") at an exercise price of $2.00 per share. The Warrant restricts the rights of Reporting Person to exercise if, as a result of such exercise (but without giving effect to shares issuable upon exercises not yet submitted), the Reporting Person and its affiliates would have actual ownership of more than 9.99% of the outstanding shares of Common Stock of the Issuer.

Reporting Person also holds shares of the Issuer's 8% Series E Convertible Preferred Stock having an aggregate stated value of $1,110,000. Under its terms, the Series E Convertible Preferred Stock is generally convertible into shares of Common Stock of the Issuer, where conversions are effected at a conversion rate (the "Conversion Price") equal to the lower of 1) 80% of the average of the lowest three (3) closing bid prices of a share of Common Stock of the Issuer during the 22 trading days prior to the date ("Conversion Date") on which the Reporting Person submits a conversion notice ("Market Price") or 2) $.4688. The Series E Convertible Preferred Stock, however, is not currently fully convertible into shares of Common Stock of the Issuer by the holders, because
Section 4(D)(2) of Series E's Certificate of Designations restricts the rights of Reporting Person to convert if, as a result of such conversion (but without giving effect to shares issuable upon conversions not yet submitted), the Reporting Person and its affiliates would have actual ownership of more than 9.99% of the outstanding shares of the Common Stock of the Issuer. Were such restriction not applicable, Reporting Person would, based on current market prices of such Common Stock resulting in a Conversion Price of about $0.1417 per share, be able to convert its Convertible Preferred Stock into

7,882,295 shares of Common Stock. If dividends on the Series E Preferred Stock through the present were paid (at the option of the Issuer) in Common Stock based on the same Conversion Price, from the November 22, 2000, inception of the dividends, the Reporting Person would receive an additional 100,888 shares of Common Stock.

In addition, the Reporting Person holds three year warrants to purchase 1,180,851 shares of Common Stock (the "Warrant") at an exercise price of $.52 per share. The Warrant restricts the rights of Reporting Person to convert if, as a result of such conversion (but without giving effect to shares issuable upon exercises not yet submitted), the Reporting Person and its affiliates would have actual ownership of more than 9.99% of the outstanding shares of Common Stock of the Issuer.

If all of the Convertible Preferred Stock were currently fully convertible and converted, if the cumulative dividends on the entire amount of the Convertible Preferred Stock were paid in Common Stock at the same Conversion Price and if the Warrants were fully exercised, and if the Reporting Person's currently owned shares were included, the Reporting Person's total shares of Common Stock would be 14,089,561 shares.

The exact number of shares that would be issuable to the Reporting Person upon such conversions cannot be specified at this time, because the actual conversion rate at the time of any given conversion may be higher or lower.

The Reporting Person disclaims any beneficial interest or voting rights in the shares of Common Stock of the Issuer held by or issuable upon the exercise of any conversion or other rights held by any other holder of shares or such rights of the Issuer.